Exhibit 99.1

Collective Mining Announces an Expanded Drill Program Following the Closing of its C$63.4 Million Financing

TORONTO, April 2, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce plans for an expanded drill program following the successful completion of its recent financing for C$63.4 million (see press release dated March 20, 2025). With a robust treasury totaling more than US$78 million, the Company is more than fully funded for an expanded 70,000 metre drill program in 2025. The revised program will now include up to ten diamond drill rigs in operation across the Guayabales and San Antonio projects and will be the largest in the history of the Company. Additionally, the Company will accelerate baseline environmental, hydrological and metallurgical studies so that permitting could begin in the future at a faster pace than originally envisioned.

Ari Sussman Executive Chairman commented: "The Apollo System, which is the most important discovery to date within the Company's Guayabales Project, has emerged as an important large-scale, bulk tonnage, and high-grade system generated from grassroots exploration. The emergence of Apollo occurs at a time when there is a dearth of new and impactful exploration discoveries within our industry. We continue to believe that Apollo is the tip of the iceberg within the Guayabales Project and that further discoveries will come with aggressive drilling and perseverance. The fact that our San Antonio Project is now potentially showing its porphyry potential is a welcome surprise. We look forward to receiving drill hole assay results across the portfolio in the near term and are excited to unlock more value in this regard."

Guayabales Drill Program Overview

Up to eight rigs will be focused on drilling the Guayabales Project for the balance of 2025 to achieve various objectives:

Apollo System: Being the Company's flagship discovery, up to seven rigs will be in operation as follows:

  Up to three rigs will be testing the recently discovered, high-grade sub-zones with an overall goal of improving the grade of the system. To date, multiple bulk tonnage and high-grade intercepts have been reported from drilling of the first in a series of sub-zone targets including APC104-D5 which intersected 106.35 metres at 9.05 g/t AuEq within 497.35 metres at 3.01 g/t AuEq.1
  Up to three rigs will be testing the recently discovered Ramp Zone where multiple high-grade intercepts have been previously reported, including most recently for drill hole APC105-D1, which cut 75.80 metres @ 8.01 g/t AuEq including 21.00 metres @ 24.16 g/t AuEq.1 The current operating rigs on site that are testing the Ramp Zone are at or close to their depth limit capacity so additional rigs capable of drilling up to 2,000 metres have been secured and will begin arriving in June. The Company's technical experts believe that only the top of the Ramp Zone system has been discovered and there is major potential for significant growth at deeper elevations.
  Two smaller rigs will drill test the Apollo system from surface to a depth of 150 metres with the first rig now operating and the second rig anticipated to begin drilling in the next sixty days. The goal of this newly designed program is to expand and define the area of outcropping/shallow mineralization and test many drilling gaps within the block model as the current spacing is quite broad at up to 100 metres. Previous drilling in the shallowest portion of the Apollo system yielded numerous high-grade intercepts beginning from surface including APC-35, which intersected 86.55 metres @ 4.85 g/t AuEq (3.52 g/t Au, 16 g/t Ag, 0.12% Cu, and 0.34% WO3).1

Tower, ME, X and Trap Targets: Up to two diamond drill rigs will be utilized to test these targets at various points over the balance of the calendar year as follows:

  One rig is presently drilling at the Tower target, a new grassroots generated target which lies due west-southwest of the Apollo system. Precious metal rich outcrop samples have been found within three multi-mineral coincidental soil anomalies defined by the Company. Initial assay results from this drilling program should be available in late Q2, 2025.
  One rig is being mobilized to the ME target, which locates midway between to the Apollo system and Aris Mining Corporation's Marmato mine to its southeast. Five shallow holes were drilled into the ME target in 2023 and discovered a precious metal rich breccia system with APC-81 intersecting 111.25 metres @ 1.00 g/t AuEq.1 A recent reinterpretation of the prior drill results highlights that potential exists for Ramp Zone style mineralization (Au-Ag-Bi-Te) to occur at a deeper elevation within the ME target. The Company expects drilling at the ME target to commence towards the end of April 2025 with first assay results expected in early Q3 2025.
  The Company intends to mobilize a single rig in H2 2025 to test the grassroots generated X target for the first time. Mapping and surface sampling at the X target has outlined a heavily altered and large breccia body with a precious metal rich soil and rock chip anomaly abutting a copper and molybdenum rich soil anomaly. The X target shares many similar surface characteristics to the Apollo System, which is located approximately 1,100 metres to its north.

San Antonio Project Overview

The Company commenced drilling at the San Antonio project in late January 2025 as part of a budgeted initial 2,500 metre program.

  One rig is currently drilling at the Pound Target with a second rig scheduled to commence drilling before the end of April 2025. Two initial holes were drilled in 2021 at the Pound Target, with both holes cutting long intercepts from surface of modestly grading, precious metal dominant mineralization. Both holes bottomed in mineralization with SAC-8 intersecting 710 metres @ 0.53 g/t AuEq.1 A recent reinterpretation of the Pound Target indicates that the previous drilling intersected the outer phyllic pyrite halo of a potentially substantive porphyry system. Importantly, both holes had increasing copper grades downhole with the copper/zinc ratio indicating a vector towards the porphyry source at depth. Two new diamond drill holes have been completed in 2025, with a third hole now underway. The first hole, SAC-10 was drilled at a shallow angle for 743 metres from a pad, now interpreted to be too far south of the target zone, intersecting only pyrite dominant, phyllic mineralization hosted within a combination of hydrothermal breccia, diorite and metagabbro rocks before being terminated due to rig capacity. The second hole, SAC-11, was drilled at a steep angle for 892 metres from a location much closer to the visual mineralization logged in the latter part of hole SAC-10. The hole, which was predominately hosted within altered metagabbro rock hosts pyrite dominant mineralization which passes at 500 metres downhole depth into quartz and chalcopyrite porphyry veins. The copper bearing, chalcopyrite mineralization then increases in intensity until the end of the hole, which was terminated in mineralization due to the depth capacity of the rig. It is worth noting that minor amounts of bornite were also logged towards the end of the hole. The Company is encouraged by the visual logging which highlights that the mineralized metagabbro is proximal to a porphyry intrusive. Assay results are pending and if positive may warrant the expansion of the program with the addition of more powerful rigs that can penetrate to greater depths.
[1] See press releases dated: SAC-8: October 27, 2021; APC-35: March 15, 2023; APC104-D5: February 24, 2025; APC105-D1: March 12, 2025; for AuEq calculations.

Figure 1: Targets at the Guayabales Project to be Drilled in 2025 (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives are to improve the overall grade of the Apollo system by systematically drill testing newly modeled potentially high-grade sub-zones, expand the Apollo system by stepping out along strike to the north and expanding the newly discovered high-grade Ramp Zone along strike and to depth, expand the Trap system and drill a series of newly generated targets including Tower and X.

Management and insiders own approximately 33.4% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the NYSE American and TSX under the trading symbol "CNL" and on the FSE under the trading symbol "GG1".

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: anticipated use of proceeds from the Offering and the exercise of Warrants; the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: planed use of proceeds from the Offering and the exercise of the Warrants; risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 02-APR-25